Exhibit 99.(i)(2)

K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

PRIVILEGED AND CONFIDENTIAL
December 29, 2017

American Beacon Funds
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039

Re:	Treatment of Dividends from Subsidiary under Subchapter M

Ladies and Gentleman:

American Beacon Funds, a Massachusetts business trust (“Trust”), on behalf of American Beacon ARK Transformational Innovation Fund, a series of the Trust (“Fund”), has requested our opinion as to whether dividends the Fund receives from a wholly owned Delaware corporation should constitute income described in section 851(b)(2)(A)1 (“Qualifying Income”) and should be “qualified dividend income.”

In rendering this opinion, we have examined (1) the prospectus and statement of additional information included in the Trust’s amended registration statement on Form N-1A filed with the Securities and Exchange Commission (“SEC”) on December 29, 2017, and (2) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”).  We have assumed, for those purposes, the accuracy and completeness of the information contained in all the Documents.  As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties made in a letter to us from the Trust dated the date hereof (each, a “Representation”).  We have no reason to believe that any Representation is inaccurate, untrue, or incomplete, but as noted above we have not attempted to independently verify any of them.  Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the subject matter hereof.

1   “Section” references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted, and “Treas. Reg. §” references are to the final, temporary, and proposed regulations under the Code (“Regulations”).

American Beacon Funds
December 29, 2017

FACTS

1.  The Trust.

The Trust is a trust operating under a written instrument or declaration of trust, the beneficial interest in which is divided into transferable shares, that is duly created, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts (commonly referred to as a “Massachusetts business trust”), organized pursuant to an Amended and Restated Declaration of Trust, dated March 4, 2015, which is on file with the Secretary of the Commonwealth of Massachusetts.  The Trust is registered as an open-end management investment company with the SEC under the Investment Company Act of 1940, 15 U.S.C. 80a-1 et seq., as amended (“1940 Act”).  It offers a selection of managed investment portfolios, including the Fund.

2.  The Fund.

The Fund commenced operations on January 27, 2017.  It reports its income under the accrual method of accounting and has an annual accounting period ending on June 30 of each year.  The Fund is a “non-diversified” series of the Trust.2

The Fund is a “segregated portfolio of assets” (as described section 851(g)(2)) of the Trust.  As such, the Fund is treated as a separate corporation under section 851(g)(1) and intends to elect (under section 851(b)(1)) -- by filing its federal income tax return for the taxable year ended June 30, 2017, on Form 1120-RIC (“U.S. Income Tax Return for Regulated Investment Companies”) by the due date thereof -- to be a “regulated investment company” (as defined in section 851(a)) (“RIC”) for that year and to qualify for treatment as a RIC under Part I of Subchapter M of Chapter 1 of Subtitle A of the Code (“Subchapter M”) for each taxable year.

The Fund’s manager is American Beacon Advisors, Inc.  Its investment sub-advisor is ARK Investment Management LLC (“Sub-advisor”).

The Fund’s investment objective is to seek long-term growth of capital.  It seeks to achieve that objective by investing primarily in domestic and foreign equity securities of transformational innovation companies.

The Sub-advisor defines transformational innovation companies as those with divisions that primarily focus on developing or benefitting from new products, services, technologies, or advancements that disrupt, or are expected to disrupt, existing markets or processes.  The types of transformational innovation companies that the Fund expects to invest in are those companies primarily engaged in research, including research relating to (1) genomics (“Genomic Revolution Research”), (2) industrial innovation (“Industrial Innovation Research”), (3) shared technology and the internet (“Next Generation Internet Research”), or (4) financial services (“FinTech Innovation Research”), among others.  The Sub-advisor uses internally generated and externally sourced research and analysis to assemble a diverse array of information from which to identify transformational innovation companies.

2  See section 5(b)(2) of the 1940 Act.

American Beacon Funds
December 29, 2017

The Fund previously invested indirectly in bitcoins through investment in shares of Bitcoin Investment Trust, a Delaware statutory trust (“Bitcoin Trust”).  Bitcoins are digital commodities (sometimes referred to as a “cryptocurrency”) that are not issued by a government, bank, or central organization.  Bitcoins exist on an online, peer-to-peer computer network (known as the “Bitcoin Network”) that hosts a public blockchain transaction ledger where bitcoin transfers are recorded (“Bitcoin Blockchain”).  Bitcoins have no physical existence beyond the record of transactions stored on the Bitcoin Blockchain.  The Bitcoin Trust discloses that it concentrates its investments in a single asset, which is bitcoins.

The Fund recently transferred all its shares of the Bitcoin Trust (accounting for less than 15% of the value of the Fund’s total assets)3 to American Beacon Delaware Transformational Innovation Corporation, a wholly owned subsidiary organized under Delaware law (“Delaware Subsidiary”). The Delaware Subsidiary will not make any additional investment in Bitcoin Trust shares.  The Delaware Subsidiary will distribute to the Fund, its sole shareholder, any net gains it recognizes on future sales of the contributed Bitcoin Trust shares, net of the federal and state corporate income taxes it must pay on the recognized gains and any other expenses, such as its management and advisory fees.  In the future, the Fund will seek to gain additional exposure to the Bitcoin Trust and other investments that might not produce qualifying income for the Fund under Subchapter M, including, potentially, other pooled investment vehicles that provide exposure to digital commodities, by investing up to 25% of the value of its total assets (less the percentage of that value invested in the Delaware Subsidiary) in a wholly owned subsidiary recently organized under the laws of the Cayman Islands (“Cayman Subsidiary”).

RELEVANT STATUTORY SECTIONS

Section 1(h)(11) provides, in relevant part, as follows:

(11) Dividends taxed as net capital gain.—

(A) In general.—For purposes of this subsection, the term “net capital gain” means net capital gain (determined without regard to this paragraph) increased by qualified dividend income.

(B) Qualified dividend income.—For purposes of this paragraph—

(i) In general.—The term “qualified dividend income” means dividends received during the taxable year from—

3  The Fund nevertheless satisfied the diversification requirements of section 851(b)(3) (part of Subchapter M) on September 30, 2017 (the end of the first quarter of its current taxable year).

American Beacon Funds
December 29, 2017

(I) domestic corporations, and

(II) qualified foreign corporations.

(ii) Certain dividends excluded.—Such term shall not include—

(I) any dividend from a corporation which for the taxable year of the corporation in which the distribution is made, or the preceding taxable year, is a corporation exempt from tax under section 501 or 521,

(II) any amount allowed as a deduction under section 591 (relating to deduction for dividends paid by mutual savings banks, etc.), and

(III) any dividend described in section 404(k).

(iii)  Coordination with section 246(c).—Such term shall not include any dividend on any share of stock—

(I)  with respect to which the holding period requirements of section 246(c) are not met (determined by substituting in section 246(c) “60 days” for “45 days” each place it appears and by substituting “121-day period” for “91-day period”), or

(II)  to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

Section 316(a) provides as follows:

(a) General Rule.—For purposes of this subtitle, the term “dividend” means any distribution of property made by a corporation to its shareholders—

(1) out of its earnings and profits accumulated after February 28, 1913, or

(2) out of its earnings and profits of the taxable year (computed as of the close of the taxable year without diminution by reason of any distributions made during the taxable year), without regard to the amount of the earnings and profits at the time the distribution was made.

Except as otherwise provided in this subtitle, every distribution is made out of earnings and profits to the extent thereof, and from the most recently accumulated earnings and profits. To the extent that any distribution is, under any provision of this subchapter, treated as a distribution of property to which section 301 [dealing with the treatment of “a distribution of property … made by a corporation to a shareholder with respect to its stock”] applies, such distribution shall be treated as a distribution of property for purposes of this subsection.

American Beacon Funds
December 29, 2017

Section 851(b) provides, in relevant part, as follows:

(b) Limitations.—A corporation shall not be considered a regulated investment company for any taxable year unless—

* * *

(2) at least 90% of its gross income is derived from—

(A) dividends, interest, … and gains from the sale or other disposition of stock or securities (as defined in [Section 2(a)(36) of the 1940 Act) or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies.

OPINION

Based solely on the facts set forth in the Documents and the assumptions described above, and conditioned on all the Representations’ being true and complete on the date hereof and the Fund’s operating as described above, our opinion is that, for federal income tax purposes, dividends that the Delaware Subsidiary pays to the Fund (i.e., any net gains that the Delaware Subsidiary recognizes on future sales of the contributed Bitcoin Trust shares, net of the federal and state corporate income taxes and any other expenses, such as its management and advisory fees, it pays) should be Qualifying Income for the Fund and should be eligible to be treated as “qualified dividend income” under the Code.

ANALYSIS

Section 851(b)(2) sets forth one of the requirements for a corporation to qualify as a RIC, specifically, that at least 90% of its gross income each taxable year must be derived from Qualifying Income (and “net income derived from an interest in a ‘qualified publicly traded partnership …’” (section 851(b)(2)(B), which is irrelevant to this discussion).  One component of Qualifying Income is “dividends.”

A “dividend” is a distribution of property made by a corporation to its shareholders out of its current or accumulated earnings and profits4 (“E&P”).  E&P includes net gains recognized on the disposition of property (including currency, commodities, and securities).  Accordingly, any distributions by the Delaware Subsidiary to the Fund of the amounts of its net realized gains from the sale of Bitcoin Trust shares, net of its expenses, including federal and state income taxes and management and advisory fees (i.e., out of its E&P), should be Qualifying Income for the Fund.5

4  “Earnings and profits” are not defined in the Code or the Regulations, but they are determined pursuant to the rules set forth in section 312 and Treas. Reg. § 1.312-1through -12.
5  Compare the language in section 851 dealing with distributions from a “controlled foreign corporation” (which the Cayman Subsidiary is), the “subpart F income” of which annually must be included in the gross income of its “United States shareholders”:  “For purposes of [section 851(b)](2), there shall be treated as dividends amounts included in gross income … for the taxable year to the extent that … there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.” [Emphasis added.]

American Beacon Funds
December 29, 2017

“Qualified dividend income” includes dividends received during the taxable year from domestic corporations, with certain exceptions not relevant here.  The Delaware Subsidiary is a domestic corporation.  Accordingly, assuming that the Fund’s ownership of the Delaware Subsidiary’s stock satisfies the holding period requirements of section 1(h)(11)(B)(iii), dividends paid to the Fund by the Delaware Subsidiary should be eligible to be treated as “qualified dividend income” under the Code.

* * * * *

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof.  All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification.  Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court.  Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect. Our opinion addresses only the specific federal income tax consequences set forth above and does not address any other federal, or any state, local, or foreign, tax consequences or any other action (including any taken in connection therewith).  Finally, our opinion is solely for the addressee’s information and use and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,

/s/ K&L GATES LLP